UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Exus Networks, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

                         (Title of Class of Securities)

                                    302285101
                                 (CUSIP Number)

                                 Isaac H. Sutton
                               Exus Networks, Inc.
                               150 E. 58th Street
                               New York, NY 10155

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2002

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 302285101              Exus Networks, Inc.                   Page 2 of 8
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Isaac H. Sutton
               ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)     [_]
               (b)     [_]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)

               N/A

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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

               USA

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                                  7     SOLE VOTING POWER
                                            83,000,000 shares
Number of                         ---------------------------------------------
Shares                            8     SHARED VOTING POWER
Beneficially                                2,500,000 shares
Owned By                          ---------------------------------------------
Each                              9     SOLE DISPOSITIVE POWER
Reporting                                   28,000,000 shares
Person                            ---------------------------------------------
With                              10    SHARED DISPOSITIVE POWER
                                            30,500,000 shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               85,500,000 shares

-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  66%

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14        TYPE OF REPORTING PERSON*

               IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP 302285101                Exus Networks, Inc.                 Page 3 of 8
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Unified Networks Ltd.

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)     [_]
               (b)     [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

               N/A
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Cyprus

-------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER
                                            10,000,000 shares
Number of                         ---------------------------------------------
Shares                            8     SHARED VOTING POWER
Beneficially                                -0-
Owned By                          ---------------------------------------------
Each                              9     SOLE DISPOSITIVE POWER
Reporting                                   10,000,000 shares
Person                            ---------------------------------------------
With                              10     SHARED DISPOSITIVE POWER
                                            -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,000,000

-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

AMENDMENT NO. 2 TO SCHEDULE 13D
This is Amendment No. 2 to the Statement on Schedule 13D (the "Statement") filed with respect to the common stock, par value $.001 per share (the "Shares"), of Exus Networks, Inc., a Nevada corporation (the "Issuer"), dated January 15, 2001, as amended by Amendment No. 1 on June 24, 2002.


Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:
1. Isaac H. Sutton

(a) Amount Beneficially Owned 85,500,000 shares
(b) Percent of Class: 66%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 83,000,000 Shares.
(ii) Shared power to vote or direct the vote: 2,500,000 Shares.
(iii) Sole power to dispose or direct the disposition of:
28,000,000 Shares.
(iv) Shared power to dispose or direct the disposition of:
2,500,000 Shares.
(d) Not applicable.
(c) Not applicable.

* The number of issued and outstanding Shares of the Issuer as of the date of this report is 124,754,503. For purposes of computing the percentage of class owned by Mr. Sutton as of the date hereof, the number includes 5,000,000 options owned by Mr. Sutton.

Pursuant to the terms and provisions of the Employment Agreement dated November 2001 between the Issuer and Mr. Sutton, the Issuer granted Mr. Sutton an option to purchase 5,000,000 Shares at an exercise price of $0.20.

The wife of Mr. Sutton, Gayle Sutton, and his daughter, Lara Sutton, are the record owners of 2,500,000 Shares.

The numbers above disregard the 3,000,000 shares of common stock of the Issuer owned beneficially and of record by Leigh Sutton, Mr. Sutton's son who is an adult no longer living in the same household of Mr. Sutton.

2. Unified Networks Ltd.

(a) Amount Beneficially Owned: 10,000,000.
(b) Percent of Class:8%.*
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 10,000,000 Shares.
(ii) Shared power to vote or direct the vote:  0 Shares.
(iii) Sole power to dispose or direct the disposition of:
10,000,000 Shares.
(iv) Shared power to dispose or direct the disposition of:
 0 Shares.
(d) Not applicable.
(e) Not applicable.
Unified Networks Ltd., a company incorporated under the laws of Cyprus, is the record owner of 10,000,000 Shares. Isaac Sutton is the sole record and beneficial owner of Unified Networks Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

1. On October 28, 2002 the Exus Networks Inc entered into an Asset Acquisition Agreement with New Millenium Development Group, Inc. ("New Millenium"). This agreement provides for the issuance of 50,000,000 shares of the Company's Common Stock for certain assets as provided in the Agreement. The attached Shareholder Agreement and Irrevocable Proxy provides voting rights to Isaac H Sutton which shall terminate upon the first to occur of any of the following events:
        (a)      the written agreement of Sutton and NMDG;
        (b)      the dissolution or complete liquidation of the Company;
        (c)      the death of Isaac Sutton;
        (d)      December 31, 2004, or
        (e) The registration and distribution of the shares to NMDG shareholders and a substitute Proxy similar in form received form from Daniel Imperato for a minimum of 25 million shares.



Other than the relationships among the persons described above, there are no contracts, arrangements, understandings or other relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and restated to read in its entirety as follows:

Exhibit 1. Joint Filing Agreement by and between Isaac Sutton and Unified Networks Ltd. *

Exhibit 2. Shareholders Agreement and Irrevocable Proxy by and between New Millenium Development group Corp. and Isaac Sutton

* Filed as an exhibit to Amendment No. 1.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


Date: November 26, 2002


                                /s/ Isaac H Sutton
                                ------------------
                                Isaac H Sutton

                              UNIFIED NETWORKS LTD.


                                /s/ Isaac H Sutton
                                By: --------------------
                                Name: Isaac H Sutton
                                Title:President

                             Shareholders Agreement
                                       And
                                Irrevocable Proxy

         Agreement made this 28 day October, 2002, between ISAAC SUTTON, residing at 1365 York Avenue, Apt 23E, New York, New York 10021 ("Sutton") and New Millennium Development Corp, West Palm Beach, Florida ("NMDG").

         WHERAS, Sutton owns 10,000,000 shares of the common stock, $.001 par value (The common stock) of Exus Networks, Inc., a Nevada corporation ( the "Company"); and

         WHEREAS, NMDG owns 50,000,000 shares of the Company's Common Stock; and

         WHEREAS, the NMDG desire to enter into an agreement with Sutton concerning certain aspects of their ownership of shares of the Company's Common Stock and their rights and obligations with respect thereto.

         NOW THEREFORE, the parties hereto agree as follows:

         2.  Stock Certificate Legend.   All stock certificates representing
             shares of Common Stock now owned or hereafter acquired by NMDG shall be subject to this Agreement and shall be marked prominently with the following legend:

                  "The shares of stock evidenced by this certificate are, and will be subject to, an irrevocable proxy granted in accordance with an agreement dated October 28, 2002 (the "Proxy", a copy of which agreement is on file and may be obtained at the principal office of the Company. The restrictions set forth in the Proxy do not apply any shares transferred in accordance with the terms thereof."

         3. Irrevocable Proxy. By the signature below, NMDG irrevocably appoint Sutton as their attorney and proxy to represent NMDG and exercise the voting power of all the shares of Common Stock standing in NMDG name as fully and effectively as they can do by themselves at any meeting of Shareholders of the Company and all adjournments thereof and to join in any written consent of Shareholders of the Company without a meeting. So long as this Agreement is in effect, the proxy granted hereby shall be irrevocable by the NMDG and shall constitute an "irrevocable proxy."

         4. Term. This Agreement shall terminate upon the first to occur of any of the following events:

                (a)      the written agreement of Sutton and NMDG;
                (b)      the dissolution or complete liquidation of the Company;
                (c)      the death of Isaac Sutton;
                (d)      December 31, 2004, or
                (e) The registration and distribution of the shares to NMDG shareholders and a substitute Proxy similar in form received form from Daniel Imperato for a minimum of 25 million shares.

         4. Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to require performance by any other party of any provision of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right to require such full performance or resort to any remedy thereafter. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.

         5. Benefits. This Agreement shall inure to the benefit of and shall be binding upon the respective heirs, personal representatives, successors and assigns of the parties hereto.

         6. Injunctive Relief. In the event of a breach or threatened breach by any party bound by this Agreement or any of such party's obligations hereunder, the parties hereto acknowledge that all other parties bound by this Agreement will have no adequate remedy at law and shall be entitled to such equitable and injunctive relief as may be available to restrain a violation or threatened violation of the provisions of this Agreement or to enforce the provisions hereof. Nothing herein shall be deemed to preclude any party from pursuing any other remedies, legal or equitable, available to such party for such breach or threatened, including the recovery of damages.

         7. Entire Agreement. This Agreement constitutes the parties' entire agreement with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties or any of them. There are no representations, warranties, agreements or understanding other than expressly contained herein. No termination, alteration, modification, variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing.

         8. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements executed and to be performed entirely therein.

         9. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which together constitute one document.

         IN WITNESS WHEREOFF, the parties hereto have executed this Agreement as of the day and year first above written.

                                  SHAREHOLDERS:

                                  ------------------------------
                                  Isaac Sutton



                                  New Millennium Development Group Inc.

                                  By: __________________________
                                      John Skinner


                                      ------------------------------
                                      Daniel Imperato